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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 28th day of May, 2004.
ABER DIAMOND CORPORATION (Registrant)
	By:	/s/ LYLE R. HEPBURN
		Name:	Lyle R. Hepburn
		Title:	Corporate Secretary

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EXHIBIT INDEX

EXHIBITS	DESCRIPTION OF EXHIBIT
1	2003-2004 Annual Report of Aber Diamond Corporation to its Shareholders.
2	Management Discussion and Analysis of Financial and Operating Results for the year ended January 31, 2004.
3	Annual Financial Statements of Aber Diamond Corporation for the year ended January 31, 2004.
4	Annual Participation Fee for Reporting Issuers on Form 13-502F1.
5	Notice of Annual Meeting and Management Proxy Circular of Aber Diamond Corporation dated May 17, 2004.
6	Proxy solicited by Management and the Board of Directors of Aber Diamond Corporation.

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SIGNATURES
EXHIBIT INDEX